                                 SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C.  20549

                                               FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
   Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities
                                        Exchange Act of 1934.

                                  Commission File Number: 000-22479

                                    American Public Holdings, Inc.
                       (Exact name of registrant as specified in its charter)

                       2305 Lakeland Drive, Jackson, Mississippi 39208 (601-936-6600)
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

               Common Stock of American Public Holdings, Inc., no par value per share
                      (Title of each class of securities covered by this Form)

                                                None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a)
                                          or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)    [x ]                  Rule 12h-3(b)(1)(ii)    [ ]
        Rule 12g-4(a)(1)(ii)   [ ]                   Rule 12h-3(b)(2)(i)     [ ]
        Rule 12g-4(a)(2)(i)    [ ]                   Rule 12h-3(b)(2)(ii)    [ ]
        Rule 12g-4(a)(2)(ii)   [ ]                   Rule 15d-6              [ ]
        Rule 12h-3(b)(1)(i)    [ ]

        Approximate number of holders of record as of the certification or notice date:      0

        Pursuant to the requirements of the Securities Exchange Act of 1934, American Public
Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 24, 2000                         BY: /s/ Stephen P. Garrett
                                               ----------------------------
                                                Stephen P. Garrett
                                                Senior Vice President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and
Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.